Exhibit 12.1

Health Management Associates, Inc.

Computations of Ratios of Earnings to Fixed Charges

(Dollars in thousands)

The following table sets forth our ratio of earnings to fixed charges for each of the fiscal years ended September 30, 1999, 2000, 2001, 2002 and 2003.

	Fiscal Year
	1999	2000	2001	2002	2003
Earnings:
Total earnings before taxes	$246,653	$275,995	$320,951	$405,662	$458,736

Fixed charges:
Interest portion of rental expense	8,287	9,530	10,213	11,762	12,600
Interest expense and capitalized	14,440	31,095	22,309	17,641	17,609
Amortization of financing costs	290	555	847	918	6,125

Total fixed charges	23,017	41,180	33,369	30,321	36,334

Less:
Capitalized interest	4,271	3,100	—	—	600

Fixed charges in earnings	18,746	38,080	33,369	30,321	35,734

Earnings available for fixed charges	$265,399	$314,075	$354,320	$435,983	$494,470

Ratio of earnings to fixed charges	11.5	7.6	10.6	14.4	13.6

The ratio of earnings to fixed charges shown above was computed by dividing earnings available for fixed charges by fixed charges. For this purpose, “earnings available for fixed charges” consist of pretax income from continuing operations before extraordinary items plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and an estimate of the interest component of rental expense. The completion of the ratio of earnings to fixed charges has not been audited for any of the periods indicated.